UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of October 2024

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

c/o Meitar Law Offices Abba Hillel Silver Rd.,

Ramat Gan, 5250608

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On October 21, 2024, Galmed Pharmaceuticals Ltd. (the “Company”) held a Special General Meeting of Shareholders (the “Meeting”). At the Meeting, the Company’s shareholders voted on the proposal described in the proxy statement for the Meeting included as an exhibit to the Company’s report on Form 6-K furnished by the Company with the Securities and Exchange Commission on September 20, 2024. The proposal brought before the shareholders at the Meeting was approved by the shareholders of the Company with the requisite majority in accordance with the Israeli Companies Law, 5759-1999.

In addition, as previously disclosed, on August 30, 2024, the Company entered into a Standby Equity Purchase Agreement (the “Purchase Agreement”) with YA II PN, LTD., a Cayman Islands exempt limited partnership (“Yorkville”). Pursuant to the Purchase Agreement, the Company has the right, but not the obligation, to sell to Yorkville from time to time (each such occurrence, an “Advance”) up to $10.0 million (the “Commitment Amount”) of the Company’s ordinary shares, par value NIS 1.80 per share (the “Ordinary Shares”), during the 36 months following the execution of the Purchase Agreement, subject to the restrictions and satisfaction of the conditions in the Purchase Agreement.

On October 21, 2024. the Company and Yorkville entered into an amendment to the Purchase Agreement (the “Amendment”) to increase the Commitment Amount to $20.0 million of the Company’s Ordinary Shares.

The foregoing summary of the material terms of the Amendment is not complete and is qualified in its entirety by reference to the full text thereof, a copy of which is filed herewith as Exhibit 10.1 and incorporated by reference herein.

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form S-8 (Registration No. 333-206292 and 333-227441) and the Company’s Registration Statement on Form F-3 (Registration No. 333-272722).

EXHIBIT INDEX

Exhibit No.	Description

10.1	Form of Amendment to Standby Equity Purchase Agreement dated October 21, 2024, by and between Galmed Pharmaceuticals Ltd. and YA II PN, LTD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: October 21, 2024	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer